FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY, 2007

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. Notice of Annual General Meeting,

2.

Madison Minerals Inc. News Release dated January 18, 2007.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

      82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: February 12, 2007

By:       “Chet Idziszek”

 Chet Idziszek

Its:       President

(Title)

Madison Minerals Inc.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

February 12, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”

per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@madisonminerals.com

January 17, 2007	BY SEDAR

To:

All Applicable Securities Commissions

 and

To:

TSX Venture Exchange

Dear Sirs:

Re:

Annual General Meeting

We advise that the directors of the Company have fixed the following record and meeting dates for the upcoming Meeting of shareholders as follows:

1.	Meeting Type	:	Annual General Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number	:	557808102
5.	ISIN	:	CA 5578081021
6.	Record Date for Notice	:	February 12, 2007
7.	Record Date for Voting	:	February 12, 2007
8.	Beneficial Ownership Determination Date	:	February 12, 2007
9.	Meeting Date	:	April 3, 2007
10.	Meeting Location	:	Vancouver, BC

If you require any further information, please contact the undersigned.

Yours sincerely,

MADISON MINERALS INC.

“Elizabeth Anderson”

Elizabeth Anderson

Administrative Assistant

/ea

cc:

Miller Thomson, Attn:  Rupert Legge

Pacific Corporate Trust Company, Attn: Yasmin Juma

Davidson & Company, Chartered Accountants, Attn: David Harris

U.S. Regulatory Authorities (with Form 6K)

Naomi Corrigan

MADISON	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
MINERALS INC.	Tel: (604) 331-8772 Fax: (604) 331-8773 E-mail: info@madisonminerals.com

January 18, 2007	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

ADDITIONAL DRILL RESULTS FROM MT. KARE

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has been advised by Buffalo Gold Ltd. (“Buffalo”) of additional drilling results from Buffalo’s 2006 exploration program on Madison’s Mt. Kare Property in Papua New Guinea.  In a release issued today, Buffalo reported:

“the final gold assay results from its first stage infill drill program, including:

• 112.0 metres of 5.04 g/t gold in hole MK06-84

▪ Including 25.0 metres of 13.86 g/t gold

• 100.9 metres of 1.56 g/t gold in hole MK06-75

▪ Including 25.9 metres of 2.25 g/t gold

All holes reported here are located in the Western Roscoelite Zone (WRZ) at the Mt. Kare project, PNG, and represent the last of the infill drill holes from the first stage of the program that was completed in November.  A summary of new drill intersections can be found below in Table 1.  Buffalo is on schedule for completing its Stage 2 Preliminary Economic Feasibility Study at Mt. Kare by June 2007, and will use these results in the recalculated resource estimate to be released in conjunction with the Study.

Buffalo Expands Mt. Kare Camp – 4 Drill Rigs on Site and Additions to the Geological Team

Following the success of the infill program at the WRZ, Buffalo now has four diamond drills at site to test additional objectives both in the vicinity of known mineralization and new exploration target areas.

In conjunction with the expansion of the drilling program, Buffalo is augmenting its geological team to assist with exploration at Mt. Kare:

Andrew Habets

Andrew Habets has more than twenty years of exploration experience covering all aspects of program design and implementation.  Andrew also has significant experience in interfacing with government and local authorities, remote communities and joint venture partners.  Originally from Port Moresby, PNG, Andrew has many local contacts and speaks the local language.  Andrew’s multi-discipline background will be utilized in the supervising of exploration programs at the 100% owned Buffalo license area and the existing Mt. Kare property.

Stuart Munroe, Ph.D.

Buffalo Gold has contracted SRK Consulting in Sydney to assist in the geological interpretation of the Mt. Kare project.   Stuart Munroe will be the Principal Consultant working with Buffalo on the project.  Stuart completed his Ph.D. program on the world-class Porgera Mine, now operated by Barrick just 17 km from Mt. Kare.  The SRK team will document the controls on mineralisation and alteration systems at the Mt. Kare property, and build cross section interpretations of the geology, alteration and structure. These sections will then be used to form a 3D interpretation of the Mt Kare Deposit for input into resource models.   The modelling will give a better understanding of the orientation of mineralisation, which may have implications for additional drill targets to test possible along-strike and down-dip extensions to the system.

“I am excited about the world-class team we have assembled at Mt. Kare,” commented Buffalo Chairman and CEO Damien Reynolds.  “With this experienced group and four drills operating, management believes that we will successfully delineate the huge potential of these properties.”

Lubu Creek Stream Sediment Program defines targets

Lubu Creek lies approximately seven kilometres from the Mt. Kare deposit and features a magnetic anomaly coincident with known alluvial gold.  Buffalo has completed a 263 sample stream sediment program at the Lubu Creek area that returned results ranging from 2 to 193 ppb.  With this data Buffalo has defined a high priority target together with a number of low level anomalous zones which are being further investigated by soil and pan concentrate sampling.

Airborne Geophysical Survey Complete

GPX Airborne, on behalf of Buffalo, has now completed a 330 line, 4000 km airborne geophysical survey over the 220 square kilometre Mt. Kare property and the adjacent 140 square kilometre 100%-owned EL 1427 property.  Results from previous airborne geophysical surveys have successfully identified magnetic anomalies and related structures, with which the known mineralization at Mt. Kare is associated.  The new surveys will be used to identify additional magnetic anomalies and define exploration and drilling targets.

Table 1. Summary of Mt. Kare Drill Hole Intersections Received from October 23, 2006 to January 11th 2007
Drill Hole No.	From (m)	To (m)	Intercept (m)	Gold (g/t)	Silver (g/t)
MK06-69	138.0	141.0	3.0	1.35	40.00
	155.9	157.0	1.2	3.78	100.00
MK06-70	122.0	126.3	4.3	2.46	6.78
MK06-71	56.0	60.0	4.0	2.66	150.73
	113.0	117.0	4.0	1.68	5.58
MK06-72	195.0	216.4	21.4	2.30	9.75
MK06-73	173.0	189.0	16.0	1.08	6.33
MK06-74	31.5	46.2	14.7	2.08	6.24
MK06-75	16.2 98.2	26.1 199.0	9.9 100.9	2.42 1.56	9.50 15.50
Including	98.2	124.0	25.9	2.25	17.87
And	139.0	154.1	15.1	2.03	31.98
MK06-76	No significant intersections
MK06-77	52.0 113.0	61.0 119.6	9.0 6.6	2.57 4.56	12.34 31.39
MK06-78	174.0	192.0	18.0	1.31	4.33
Including	174.0	179.0	5.0	2.21	5.26
And	185.0	192.0	7.0	1.48	13.19
MK06-79	174.0	229.1	54.1	1.27	9.43
Including	214.0	229.1	15.1	2.23	22.37
MK06-80	0.0	48.0	48.0	1.64	6.52
Including	0.0	28.6	28.6	1.96	5.73
And Including	40.0	48.0	8.0	1.94	11.64
MK06-81	4.0	89.8	85.8	1.41	12.09
Including	4.0	17.0	13.0	2.45	10.90
And Including	36.0	40.0	4.0	4.91	56.86
And Including	57.0	59.0	2.0	4.10	2.55
And Including	74.0	89.8	15.8	2.48	7.88
MK06-82	Borehole Abandoned – no results
MK06-83	54.3	71.4	17.1	0.74	PENDING
MK06-84	29.0	58.0	29.0	1.96	PENDING
	93.0	205.0	112.0	5.04	PENDING
Including	107.0	125.0	18.0	4.51	PENDING
	141.0	166.0	25.0	13.86	PENDING
Including	235.0	236.4	1.4	28.30	PENDING
	246.75	254.0	7.25	9.62	PENDING
MK06-85	No significant intersections				PENDING

*Holes are not drilled in numerical or sequential order.

Buffalo has been modelling the results reported to date and has deemed that all reported intersections, including those in Table 1, approximate true widths. Silver results reported in Table 1 are similar to the range of results seen in the 2006 drill program results, which have a range of approximately 1 to 100 g/t.   Gold and silver results received to date from the 2006 drill program are now posted to the Mt. Kare page of the Company’s website.

All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Mr. Brian McEwen, P.Geol., President and COO of Buffalo is the qualified person for the Mt. Kare project and has approved the contents of this news release.”

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

       “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE